# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CAVA GROUP, INC., CIK 0001639438
CUSIP: 148929102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 14 RIDGE SQUARE NW, SUITE 500, WASHINGTON, District Of Columbia (DC), 20016
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001137774

## Reporting persons
- PRUDENTIAL FINANCIAL INC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: New Jersey (NJ); sole voting power 0; shared voting power 18,793; sole dispositive power 0; shared dispositive power 18,793; aggregate amount beneficially owned 18,793 (0% of the class)

## Item 1. Issuer
Name of issuer: CAVA GROUP, INC.
Address of issuer's principal executive offices: 14 RIDGE SQUARE NW, SUITE 500, WASHINGTON, DISTRICT OF COLUMBIA, 20016.

## Item 2. Person Filing
Name of person filing: Prudential Financial, Inc.
Address of principal business office or, if none, residence:
751 Broad Street
Newark, New Jersey 07102-3777
Citizenship: New Jersey

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 18,793
Percent of class: 0.02
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 18,793
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 18,793

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
Subsidiary Number of Shares Percentage
The Prudential Insurance Company of America IC 7,006 0.01
Jennison Associates LLC IA 3,347 0.00
PGIM Quantitative Solutions LLC IA 8,440 0.01

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- PRUDENTIAL FINANCIAL INC: /s/ RICHARD BAKER, SECOND VICE PRESIDENT (11/07/2025)